EXHIBIT 99.1

Foremost Lithium Sets Date for Special Meeting of its Plan of Arrangement to Spin-Out the Winston Group of Gold/Silver Properties

Foremost Shareholders will receive two (2) Rio Grande Resources Shares for each Foremost Share

VANCOUVER, British Columbia, July 30, 2024 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, today announces that its Board of Directors has unanimously approved the strategic spin-out of its Winston Group of Gold and Silver Properties (the “Properties”) into a newly incorporated and independent, publicly-traded company named Rio Grande Resources Ltd. (“Rio Grande”) pursuant to a court-approved plan of arrangement (the “Arrangement”).

Pursuant to the Arrangement, Foremost shareholders will receive two (2) common shares of Rio Grande for each Foremost common share and will continue to retain their same proportionate interest in Foremost. The Company intends to retain an approximate 19.95% interest in Rio Grande following the completion of the Arrangement and prior to any financing. Concurrent with the completion of the Arrangement, Foremost anticipates completing one or more financings of Rio Grande for gross proceeds of at least $1.5Million.

“I firmly believe that this proposed spin-out – which will allow the market to value our Winston Group of Gold and Silver Properties independently of Foremost’s lithium projects – maximizes the long-term value potential to our shareholders,” said Jason Barnard, President & CEO of Foremost Lithium. “We believe that as a standalone entity, these incredible Gold and Silver properties can get the attention and development focus that they deserve, during what is a strong bull market for precious metals.”

The Arrangement and any other resolutions related to the Arrangement, will be put to shareholders for approval at a special meeting of shareholders of Foremost to be held on November 06, 2024. All shareholders of record as of September 09, 2024 (the “Record Date”) will be eligible to cast their vote. The Arrangement will require the approval of 66 2/3% of the votes cast by Foremost shareholders and is also subject to the approval of the Supreme Court of British Columbia, the Canadian Securities Exchange (“CSE”), NASDAQ, requisite regulatory approvals and other closing conditions customary for transactions of this nature.

It is a condition of the completion of the Arrangement that the CSE shall have conditionally approved the listing of the Rio Grande shares and the Foremost shares. Full details of the proposed Arrangement will be provided in an Information Circular, which will be mailed to shareholders of record and available along with the Arrangement Agreement on SEDAR+ under the profile of Foremost Lithium Resource & Technology Ltd.

About The Winston Property

The Winston Property is comprised of three historic past-producing high-grade gold-silver mines on 147 unpatented lode mining claims, including the four (4) Little Granite Claims (the “LG Claims”) and (2) patented mining claims, Ivanhoe and Emporia (the “Ivanhoe/Emporia Claims”), for a total of 149 total mining claims across 3,000 acres. It is situated in in the Black Range Mountains in northwestern Sierra County, New Mexico, U.S.A.

Exceptional results from property-wide confirmatory sampling completed in 2021 included many high-grade samples including 41.5 g/t Gold and 4610 g/t Silver on newly staked claims. Additional samples from these three mines returned peak values of 66.5 g/t gold and 2940 g/t silver from Little Granite, 26.8 g/t gold and 1670 g/t silver from Ivanhoe, and 46.1 g/t gold and 517 g/t silver from Emporia. Table 1 shows the descriptions and Gold/Silver values for Ore Characterization Samples collected by the QP.

Table 1. Ore Characterization samples collected from historic mine dumps, none omitted

Historically reported high-grade values have been confirmed in limited re-sampling by Foremost. Past drill reports from the Little Granite Vein suggest the primary vein widens to more than 4m (12ft) true width, at depth. These results, along with multiple site visits confirm that earlier reports of high-grade silver and gold values from historic workings have legitimacy and justify a major exploration program using modern methods to define the nature and size of mineralization.

Qualified Person

Technical information in this news release has been reviewed and approved by Michael Feinstein, PhD, CPG, who is a Qualified Person as identified by Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects and as defined by the Securities and Exchange Commission’s Regulation S-K 1300 rules for resource deposit disclosure.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world’s growing EV appetite, strongly positioning the Company to become a premier supplier of North America’s lithium feedstock. As the world transitions towards decarbonization, the Company’s objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Forward-looking statements in this news release include, among others, statements relating to: the timing, structure and completion of the Arrangement; the timing and receipt of required shareholder, court, stock exchange and regulatory approvals for the Arrangement; the retained ownership interest of Foremost in Rio Grande; the terms of the Arrangement; the completion of the concurrent financing and the amount of proceeds to be received therefrom; and the listing of Rio Grande on the CSE. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at www.sedarplus.ca for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/8f8ffc42-23da-427a-a591-74cd0f18d9e7